Exhibit 10.1

AMERICAN SUPERCONDUCTOR CORPORATION

Amended and Restated Executive Severance Agreement

THIS AMENDED AND RESTATED EXECUTIVE SEVERANCE AGREEMENT by and between American Superconductor Corporation, a Delaware corporation (the “Company”), and James F. Maguire (the “Executive”) is made as of September 20, 2013 (the “Effective Date”).

WHEREAS, the Executive and the Company previously entered into that certain Executive Severance Agreement dated as of January 30, 2012 (the “Original Maguire Agreement”), as amended by that certain First Amendment to Executive Severance Agreement, effective as of May 9, 2012 (the “Maguire Amendment,” and together with the Original Maguire Agreement, the “Prior Agreement”);

WHEREAS, the Compensation Committee of the Board of Directors of the Company (the “Committee”) has determined it is in the best interests of the Company to amend and restate the Prior Agreement to reinforce and encourage the Executive’s continued employment and dedication and to minimize the distraction from the possibility of termination of employment in connection with the Executive’s position with the Company;

WHEREAS, the Executive believes it is in his interest to amend and restate the Prior Agreement;

WHEREAS, the Company and the Executive acknowledge and agree that the benefits described in this Agreement are not intended to, and shall not, constitute a severance plan, and shall confer no benefit on anyone other than the parties hereto; and

WHEREAS, the Company and the Executive desire to amend and restate the Prior Agreement as set forth herein and acknowledge and agree that this Agreement supersedes and replaces the Prior Agreement.

NOW, THEREFORE, as an inducement for and in consideration of the Executive remaining in its employ, the Company agrees that the Executive shall receive the severance benefits set forth in this Agreement in the event the Executive’s employment with the Company is terminated under the specific circumstances described below and providing he timely executes a release in the form attached and does not revoke such acceptance.

1. Key Definitions.

As used herein, the following terms shall have the following respective meanings:

1.1 “Change in Control” means an event or occurrence set forth in any one or more of subsections (a) through (c) below:

(a) the acquisition by an individual, entity or group (within the meaning of Section 13(d)(3) or 14(d)(2) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) (a “Person”) of beneficial ownership of any capital stock of the Company if, after such acquisition, such Person beneficially owns (within the meaning of Rule 13d-3 promulgated under the Exchange Act) 50% or more of either (x) the then-outstanding shares of common stock of the Company (the “Outstanding Company Common Stock”) or (y) the combined voting power of the then-outstanding securities of the Company entitled to vote generally in the election of directors (the “Outstanding Company Voting Securities”); provided, however, that for purposes of this subsection (a), the following acquisitions shall not constitute a Change in Control: (i) any acquisition directly from the Company, or (ii) any acquisition by any employee benefit plan (or related trust) sponsored or maintained by the Company or any corporation controlled by the Company; or

(b) the Continuing Directors (as defined below) no longer constituting a majority of the Board (or, if applicable, the Board of Directors of a successor corporation to the Company), where the term “Continuing Director” means at any date a member of the Board (i) who was a member of the Board on the date of the execution of this Agreement or (ii) who was nominated or elected subsequent to such date by at least a majority of the directors who were Continuing Directors at the time of such nomination or election or whose election to the Board was recommended or endorsed by at least a majority of the directors who were Continuing Directors at the time of such nomination or election; provided, however, that there shall be excluded from this clause (ii) any individual whose initial assumption of office occurred as a result of an actual or threatened election contest with respect to the election or removal of directors or other actual or threatened solicitation of proxies or consents, by or on behalf of a person other than the Board; or

(c) the consummation of a merger, consolidation, reorganization, recapitalization or statutory share exchange involving the Company or a sale or other disposition of all or substantially all of the assets of the Company in one or a series of related transactions (a “Business Combination”), other than a Business Combination in which all or substantially all of the individuals and entities who were the beneficial owners of the Outstanding Company Common Stock and Outstanding Company Voting Securities immediately prior to such Business Combination beneficially own, directly or indirectly, immediately following such Business Combination, more than 50% of the then-outstanding shares of common stock and the combined voting power of the then-outstanding securities entitled to vote generally in the election of directors, respectively, of the resulting or acquiring corporation in such Business Combination (which shall include, without limitation, a corporation which as a result of such transaction owns the Company or substantially all of the Company’s assets either directly or through one or more subsidiaries) in substantially the same proportions as their ownership, immediately prior to such Business Combination, of the Outstanding Company Common Stock and Outstanding Company Voting Securities, respectively.

1.2 “Change in Control Date” means the first date during the Term (as defined in Section 2) on which a Change in Control occurs.

1.3 “Cause” means:

(a) the Executive’s failure to perform his reasonable assigned duties to the standards reasonably required by the Company (other than any such failure resulting from incapacity due to physical or mental illness), which failure is not cured within 30 days after a written notice is received by the Executive from the Company describing in reasonable detail the manner in which the Board of Directors believes the Executive has not performed the Executive’s duties to the standards reasonably required by the Company; or

(b) the Executive’s willful engagement in illegal conduct or gross misconduct that is materially injurious to the Company. For purposes of this Section 1.3(b), no act or failure to act by the Executive shall be considered “willful” unless it is done intentionally and without reasonable belief that the Executive’s action was in the best interests of the Company.

1.4 “Good Reason” means the occurrence, without the Executive’s written consent, of any of the following events or circumstances:

(a) a material diminution in the Executive’s base compensation; or

(b) a material diminution in the Executive’s authority, duties, or responsibilities; or

(c) a material change in the geographic location at which the Executive must perform his duties; or

(d) any other action or inaction of the Company which constitutes a material breach by the Company of this Agreement.

Any termination by the Executive for Good Reason shall be communicated by means of a written notice delivered by the Executive to the Company within 90 days of the initial existence of the occurrence or condition on which the Executive bases his claim for Good Reason. If the condition is capable of being corrected, the Company shall have 30 days during which it may remedy the condition (the “Cure Period”). Notwithstanding the occurrence of any such event or circumstance, such occurrence shall not be deemed to constitute Good Reason if such event or circumstance has been fully corrected within the Cure Period and the Executive has been reasonably compensated for any losses or damages resulting therefrom. If the condition is not corrected, the Executive must leave employment within one (1) year after the Company fails to cure the condition giving rise to the Executive’s claim for Good Reason during the Cure Period.

1.5 “Disability” means the Executive’s absence from the full-time performance of the Executive’s duties with the Company for 180 consecutive calendar days as a result of incapacity due to mental or physical illness which is determined to be total and permanent by a physician selected by the Company or its insurers and acceptable to the Executive or the Executive’s legal representative.

1.6 “Severance Period” shall mean the period of 18 months immediately following the Date of Termination (as defined in Section 3.2(a) below).

1.7 “Benefit Plans” shall refer to benefits under any of the Company’s group health insurance plans.

2. Term of Agreement. This Agreement, and all rights and obligations of the parties hereunder, shall take effect upon the Effective Date and shall expire upon the first to occur of (a) the expiration of the Term (as defined below) if neither a termination of employment covered by Section 4.1(a) below nor a Change in Control occurred during the Term, or (b) the fulfillment by the Company of all of its obligations under Section 4 following a termination of the Executive’s employment with the Company. “Term” shall mean the period commencing as of the Effective Date and continuing in effect through March 31, 2014; provided, however, that commencing on April 1, 2014 and each April 1 thereafter (each hereinafter referred to as a “Renewal Date”), the Term shall be automatically extended for one additional year so as to terminate one year from such Renewal Date, unless at least 90 days prior to such Renewal Date, the Company shall have given the Executive written notice that the Term will not be extended. Delivery by the Company of notice of its intention not to renew this Agreement so long as Executive is willing and able to execute a new contract providing terms and conditions substantially similar to those in this Agreement and to continue providing services to the Company shall be treated the same as a termination without Cause for purposes of this Agreement, and shall cause Executive to be eligible for the payments and benefits set forth in Section 4.1(a) or Section 4.2(a) or (b), as applicable, subject to Executive’s meeting the requirements to receive such payments and benefits in accordance with the terms of Section 4.1(a) or Section 4.2(a) or (b), as applicable.

3. Employment Status; Termination Following Change in Control.

3.1 Not an Employment Contract. The Executive acknowledges that this Agreement does not constitute a contract of employment or impose on the Company any obligation to retain the Executive as an employee and that this Agreement does not prevent the Company or the Executive from terminating his employment at any time, before or after a Change in Control.

3.2 Termination of Employment.

(a) Any termination of the Executive’s employment by the Company at any time during the Term or at any time after the Change in Control Date, or by the Executive within 12 months following the Change in Control Date (other than due to the death of the Executive) shall be communicated by a written notice to the other party hereto (the “Notice of Termination”), given in accordance with Section 6.2. Any Notice of Termination shall: (i) indicate (in the case of a termination by the Company) whether such termination is for Cause and (in the case of a termination by the Executive within 12 months following the Change in Control Date) whether such termination is for Good Reason, (ii) to the extent applicable, set forth in reasonable detail the facts and circumstances claimed to provide a basis for termination of the Executive’s employment for Cause or for Good Reason and (iii) specify the Date of Termination (as defined below). The effective date of an employment termination (the “Date of Termination”) shall be the close of business on the date specified in the Notice of Termination (which date may not be less than 15 days or more than 120 days after the date of delivery of such Notice of Termination), in the case of a termination other than one due to the Executive’s death, or the date of the Executive’s death, as the case may be.

(b) The failure by the Executive or the Company to set forth in the Notice of Termination any fact or circumstance which contributes to a showing of Good Reason or Cause shall not waive any right of the Executive or the Company, respectively, hereunder or preclude the Executive or the Company, respectively, from asserting any such fact or circumstance in enforcing the Executive’s or the Company’s rights hereunder.

(c) Any Notice of Termination for Cause given by the Company must be given within 90 days of the occurrence of the event(s) or circumstance(s) that constitute(s) Cause.

(d) Any Notice of Termination for Good Reason given by the Executive must be given within 90 days of the occurrence of the event(s) or circumstance(s) that constitute(s) Good Reason.

4. Benefits to Executive.

4.1 Termination Prior to Change in Control Date.

(a) Termination Without Cause. If, prior to a Change in Control Date (including a situation in which a Change in Control Date never occurs), the Company terminates the Executive’s employment other than for Cause, Disability or death and subject in all respects to the Executive’s continued compliance with his obligations under this Agreement, including but not limited to the post-employment obligations set forth in Section 5 of this Agreement and the Executive being legally bound by a release of claims in the form attached hereto as Exhibit A, or such other form as may be agreed to by the Company and the Executive (the “Release”) , then the Executive shall be entitled to the following benefits, the distribution of which shall be subject to the provisions of Sections 4.4 and 4.7:

(i) the Company shall pay to the Executive, (1) in a lump sum in cash on the Date of Termination, the sum of the following amounts: (x) the Executive’s base salary through the Date of Termination, and (y) any accrued vacation pay, in each case to the extent not previously paid, and (2) any compensation previously deferred by the Executive (together with any accrued interest or earnings thereon) in accordance with the terms of the plan pursuant to which they were deferred (the sum of the amounts described in clauses (1) and (2) shall be hereinafter referred to as the “Accrued Obligations”);

(ii) during the Severance Period, the Company shall continue to pay to the Executive, in accordance with the Company’s regular payroll practices, the bi-weekly base salary amount at a rate equivalent to the Executive’s highest annual base salary during the two-year period prior to the Date of Termination with such payments to commence after the Release is binding on the Executive; and

(iii) provided the Executive is eligible for and timely elects COBRA continuation coverage, during the Severance Period, the Company shall provide continued coverage to the Executive and the Executive’s family under the applicable Benefit Plans of the Company for those benefits which would have been provided to them if the Executive’s employment had not been terminated, in accordance with the applicable Benefit Plans in effect on the Date of Termination (to the extent such benefits can be provided to non-employees, or to the extent such health insurance benefits cannot be provided to non-employees, then the cash equivalent thereof, based on the cost thereof to the Company, which cash amount shall be paid proportionately over the Severance Period, monthly in advance); provided, however: (1) that if the Executive becomes reemployed with another employer and is eligible to receive a particular type of benefits (e.g., health insurance benefits) from such employer on terms at least as favorable to the Executive and his family as those being provided by the Company, then the Company shall no longer be required to provide those particular benefits to the Executive and his family; and (2) to the extent that such payments are taxable to the Executive and/or extend beyond the COBRA continuation period for which Executive is eligible and has elected coverage (for the avoidance of doubt Executive shall not be entitled to benefits under this Section 4.2(a)(iii) if the Executive is not eligible for or does not elect COBRA continuation coverage), then such payments shall be made monthly in advance. Notwithstanding the foregoing, the Company reserves the right to restructure the foregoing continued coverage arrangement in any manner necessary or appropriate to avoid penalties or negative tax consequences to the Company or the Executive, as determined by the Company in its sole and absolute discretion.

(b) Other Terminations. If, prior to the Change in Control Date, the Executive’s employment with the Company is terminated other than under the circumstances described in Section 4.1(a), then the Company shall (i) pay the Executive (or his estate, if applicable), the Accrued Obligations and (ii) to the extent not previously paid or provided, timely pay or provide to the Executive any other amounts or benefits required to be paid or provided or which the Executive is eligible to receive following the Executive’s termination of employment under any plan, program, policy, practice, contract or agreement of the Company and its subsidiaries (such other amounts and benefits shall be hereinafter referred to as the “Other Benefits”), the distribution of which shall be subject to the provisions of Section 4.7.

4.2 Termination Following Change in Control Date.

(a) Termination within 12 Months Following Change in Control Date. If the Company terminates the Executive’s employment other than for Cause, Disability or death within 12 months following the Change in Control Date, or if the Executive terminates his employment for Good Reason within 12 months following the Change in Control Date and subject in all respects to the Executive’s continued compliance with his obligations under this Agreement, including but not limited to the post-employment obligations set forth in Section 5 and the Release , then the Executive shall be entitled to the following benefits, the distribution of which shall be subject to the provisions of Sections 4.4 and 4.7:

(i) the Company shall pay to the Executive (A) the Accrued Obligations and (B) the product of (x) the annual target bonus payable to the Executive for the fiscal year in which the Date of Termination occurs and (y) a fraction, the numerator of which is the number of days in the then-current fiscal year through the Date of Termination, and the denominator of which is 365, less any portion of such bonus previously paid to the Executive;

(ii) during the Severance Period, the Company shall continue to pay to the Executive, in accordance with the Company’s regular payroll practices, the bi-weekly base salary amount at a rate equivalent to the Executive’s highest annual base salary during the two-year period prior to the Date of Termination with such payments to commence after the Release is binding on the Executive; and

(iii) provided the Executive is eligible for and timely elects COBRA continuation coverage under the applicable Benefit Plans of the Company, during the Severance Period, the Company shall provide continued coverage to the Executive and the Executive’s family under the applicable Benefit Plans of the Company for those benefits which would have been provided to them if the Executive’s employment had not been terminated, in accordance with the applicable Benefit Plans in effect on the Date of Termination (to the extent such benefits can be provided to non-employees, or to the extent such health benefits cannot be provided to non-employees, then the cash equivalent thereof, based on the cost thereof to the Company, which cash amount shall be paid proportionately over the Severance Period, monthly in advance); provided, however: (1) that if the Executive becomes reemployed with another employer and is eligible to receive a particular type of benefits (e.g., health insurance benefits) from such employer on terms at least as favorable to the Executive and his family as those being provided by the Company, then the Company shall no longer be required to provide those particular benefits to the Executive and his family; and (2) to the extent that such payments are taxable to the Executive and/or extend beyond the COBRA continuation period for which Executive is eligible and has elected coverage (for the avoidance of doubt Executive shall not be entitled to benefits under this Section 4.2(a)(iii) if the Executive is not eligible for or does not elect COBRA continuation coverage), then such payments shall be made monthly in advance. Notwithstanding the foregoing, the Company reserves the right to restructure the foregoing continued coverage arrangement in any manner necessary or appropriate to avoid penalties or negative tax consequences to the Company or the Executive, as determined by the Company in its sole and absolute discretion.

(b) Termination More Than 12 Months Following Change in Control Date. If the Company terminates the Executive’s employment other than for Cause, Disability or death more than 12 months following the Change in Control Date and subject in all respects to the Executive’s continued compliance with his obligations under this Agreement, including but not limited to the post-employment obligations set forth in Section 5 and the Release, then the Executive shall be entitled to the following benefits, the distribution of which shall be subject to the provisions of Sections 4.4 and 4.7:

(i) the Company shall pay to the Executive the Accrued Obligations;

(ii) during the Severance Period, the Company shall continue to pay to the Executive, in accordance with the Company’s regular payroll practices, the Executive’s highest annual base salary during the two-year period prior to the Date of Termination; and

(iii) provided the Executive is eligible for and timely elects COBRA continuation coverage under the applicable Benefit Plans of the Company, during the Severance Period, the Company shall provide continued coverage to the Executive and the Executive’s family under the applicable Benefit Plans of the Company for those benefits which would have been provided to them if the Executive’s employment had not been terminated, in accordance with the applicable Benefit Plans in effect on the Date of Termination (to the extent such health benefits can be provided to non-employees, or to the extent such benefits cannot be provided to non-employees, then the cash equivalent thereof, based on the cost thereof to the

Company, which cash amount shall be paid proportionately over the Severance Period, monthly in advance); provided, however: (1) that if the Executive becomes reemployed with another employer and is eligible to receive a particular type of benefits (e.g., health insurance benefits) from such employer on terms at least as favorable to the Executive and his family as those being provided by the Company, then the Company shall no longer be required to provide those particular benefits to the Executive and his family; and (2) to the extent that such payments are taxable to the Executive and/or extend beyond the COBRA continuation period for which Executive is eligible and has elected coverage (for the avoidance of doubt Executive shall not be entitled to benefits under this Section 4.2(b)(iii) if the Executive is not eligible for or does not elect COBRA continuation coverage), then such payments shall be made monthly in advance. Notwithstanding the foregoing, the Company reserves the right to restructure the foregoing continued coverage arrangement in any manner necessary or appropriate to avoid penalties or negative tax consequences to the Company or the Executive, as determined by the Company in its sole and absolute discretion.

(c) Other Terminations. If, following the Change in Control Date, the Executive’s employment with the Company is terminated other than under the circumstances described in Section 4.2(a) or Section 4.2(b), then the Company shall (i) pay the Executive (or his estate, if applicable) the Accrued Obligations and (ii) to the extent not previously paid or provided, timely pay or provide to the Executive the Other Benefits, the distribution of which shall be subject to the provisions of Section 4.7.

(d) Expenses. Subject to Section 4.7, the Company agrees to reimburse the Executive for all legal and other fees and expenses that the Executive reasonably incurs as a result of any claim or dispute regarding the benefits due to the Executive pursuant to this Section 4.2 if the Executive prevails in such claim or dispute.

4.3 Section 280G Provisions.

(a) Notwithstanding any other provision of this Agreement, in the event that the Company undergoes a Change in Ownership or Control (as defined below), the Company shall not be obligated to provide to the Executive a portion of any Contingent Compensation Payments (as defined below) that the Executive would otherwise be entitled to receive to the extent necessary to eliminate Excess Parachute Payments (as defined below) for the Executive, except as set forth in Section 4.3(b). For purposes of this Section 4.3, the Contingent Compensation Payments so eliminated shall be referred to as the “Eliminated Payments” and the aggregate amount (determined in accordance with Treasury Regulation Section 1.280G-1, Q/A-30 or any successor provision) of the Contingent Compensation Payments so eliminated shall be referred to as the “Eliminated Amount.”

(b) Notwithstanding the provisions of Section 4.3(a), no such reduction in Contingent Compensation Payments shall be made if (i) the Eliminated Amount (computed without regard to this sentence) exceeds (ii) 110% of the aggregate present value (determined in accordance with Treasury Regulation Section 1.280G-1, Q/A-31, Q/A-32, Q/A-33 or any successor provisions) of the amount of any additional taxes that would be incurred by the Executive if the Eliminated Payments (determined without regard to this sentence) were paid to him (including, state and federal income taxes on the Eliminated Payments, the excise tax imposed by Section 4999 of the Internal Revenue Code of 1986, as amended (the “Code”, which term shall include applicable Treasury Regulations), payable with respect to all of the Contingent Compensation Payments in excess of the Executive’s “base amount” (as defined in Section 280G(b)(3) of the Code), and any withholding taxes). The override of such reduction in Contingent Compensation Payments pursuant to this Section 4.3(b) shall be referred to as a “Section 4.3(b) Override.” For purposes of this paragraph, if any federal, state or local income taxes would be attributable to the receipt of any Eliminated Payment, the amount of such taxes shall be computed by multiplying the amount of the Eliminated Payment by the maximum combined federal, state and local income tax rate provided by law.

(c) For purposes of this Section 4.3 the following terms shall have the following respective meanings:

(i) “Change in Ownership or Control” shall mean a change in the ownership or effective control of the Company or in the ownership of a substantial portion of the assets of the Company determined in accordance with Section 280G(b)(2) of the Code.

(ii) “Contingent Compensation Payment” shall mean any payment (or benefit) in the nature of compensation that is made or made available (under this Agreement or otherwise) to a “disqualified individual” (as defined in Section 280G(c) of the Code) and that is contingent (within the meaning of Section 280G(b)(2)(A)(i) of the Code) on a Change in Ownership or Control of the Company.

(iii) “Excess Parachute Payment” shall mean a payment described in Section 280G(b)(1) of the Code.

(d) Any payments or other benefits otherwise due to the Executive following a Change in Ownership or Control that could reasonably be characterized (as determined by the Company) as Contingent Compensation Payments (the “Potential Payments”) shall not be made until the dates provided for in this Section 4.3(d).

(i) In the event that the Company undergoes a Change in Ownership or Control, and the Executive becomes entitled to receive Contingent Compensation Payments relating to such Change in Ownership or Control, the Company shall (A) determine at such time or times as may be necessary to comply with the requirements under Section 280G of the Code whether such Contingent Compensation Payments constitute in whole or in part Excess Parachute Payments and (B) in the event the Company determines that such Contingent Compensation Payments constitute in whole or in part Excess Parachute Payments, notify the Executive (within 30 days after each such determination and with reasonable detail regarding the basis for its determinations) of the following: (1) which Potential Payments constitute Contingent Compensation Payments, (2) the Eliminated Amount and (3) whether the Section 4.3(b) Override is applicable.

(ii) Within 30 days after delivery of such notice to the Executive, the Executive shall deliver a response to the Company (the “Executive Response”) stating either (A) that he agrees with the Company’s determination pursuant to the preceding sentence, or (B) that he disagrees with such determination, in which case he shall set forth (1) which Potential Payments should be characterized as Contingent Compensation Payments, (2) the Eliminated Amount, or (3) whether the Section 4.3(b) Override is applicable.

(iii) If and to the extent that any Contingent Compensation Payments are required to be treated as Eliminated Payments pursuant to this Section 4.3, then the Payments shall be reduced or eliminated, as determined by the Company, in the following order: (A) any cash payments, (B) any taxable benefits, (C) any nontaxable benefits, and (D) any vesting of equity awards, in each case in reverse order beginning with payments or benefits that are to be paid the farthest in time from the date that triggers the applicability of the excise tax, to the extent necessary to maximize the Eliminated Payments.

(iv) If the Executive fails to deliver an Executive Response on or before the required date, the Company’s initial determinations shall be final, and the Company shall make the Potential Payments (other than the Eliminated Payments) to the Executive within 10 business days following the due date for delivery to the Company of the Executive Response (except for any Potential Payments which are not due to be made until after such date, which Potential Payments shall be made on the date on which they are due).

(v) If the Executive states in the Executive Response that he agrees with the Company’s determinations, the Company’s initial determinations shall be final, the Contingent Compensation Payments that shall be treated as Eliminated Payments shall be as set forth in the Executive Response, and the Company shall make the Potential Payments (other than the Eliminated Payments) to the Executive within 10 business days following delivery to the Company of the Executive Response (except for any Potential Payments which are not due to be made until after such date, which Potential Payments shall be made on the date on which they are due).

(vi) If the Executive states in the Executive Response that he disagrees with the Company’s determinations, then, for a period of 60 days following delivery of the Executive Response, the Executive and the Company shall use good faith efforts to resolve such dispute. If such dispute is not resolved within such 60-day period, such dispute shall be settled exclusively by arbitration in Boston, Massachusetts, in accordance with the rules of the American Arbitration Association then in effect. Judgment may be entered on the arbitrator’s award in any court having jurisdiction. The Company shall, within 10 business days following delivery to the Company of the Executive Response, make to the Executive those Potential Payments as to which there is no dispute between the Company and the Executive regarding whether they should be made (except for any such Potential Payments which are not due to be made until after such date, which Potential Payments shall be made on the date on which they are due). The balance of the Potential Payments (other than Eliminated Payments) shall be made within 10 business days following the resolution of such dispute.

(vii) Subject to the limitations contained in Sections 4.3(a) and (b) hereof, the amount of any payments to be made to the Executive following the resolution of such dispute shall be increased by amount of the accrued interest thereon computed at the prime rate announced from time to time by Bank of America, compounded monthly from the date that such payments originally were due.

(viii) In the event the Company is required to perform a redetermination in accordance with Treas. Reg. 1.280G-1 Q/A-33(b) with respect to any Contingent Compensation Payments, this Section 4.3(d) shall apply with respect to such redetermination and the parties shall make such adjustments as may be necessary as a result of such redetermination including, if appropriate, the payment by the Company of Contingent Compensation Payments previously treated as Eliminated Payments if the Section 4.3(b) Override applies as a result of such redetermination.

(e) The provisions of this Section 4.3 are intended to apply to any and all payments or benefits available to the Executive under this Agreement or any other agreement or plan of the Company under which the Executive receives Contingent Compensation Payments.

4.4 Release. The obligation of the Company to make the payments and provide the benefits to the Executive under Section 4.1(a), Section 4.2(a) or Section 4.2(b) is conditioned upon the Executive signing the Release, within 21 or 45 calendar days in accordance with applicable law (the “Release Period”) following the Date of Termination and upon the Executive, if applicable, not revoking the Release in a timely manner thereafter. If the Executive’s termination is part of a reduction in force, in addition to a Release in the form attached he will receive an attachment describing (i) any class or unit or group of individuals covered by a separate benefit program even though the Executive shall only be entitled to benefits pursuant to this Agreement; (ii) the eligibility factors for the program; (iii) the applicable time limits regarding the program; and (iv) the job title and ages of all individuals eligible or selected for the program, and the ages of all individuals in the same job classification or organizational unit who are not eligible or who were not selected. Provided that the Release has become binding, the payments to the Executive under Section 4.1(a), Section 4.2(a) or Section 4.2(b) shall be payable or shall commence within 60 days following the Date of Termination. Notwithstanding the foregoing, the provisions of benefits under Section 4.1(a)(iii), Section 4.2(a)(iii) or Section 4.2(b)(iii) shall continue during the Release Period and any applicable revocation period. Notwithstanding any provision of this Agreement to the contrary, in no event shall the timing of Executive’s execution of the Release, directly or indirectly, result in Executive designating the calendar year of payment, and if a payment that is subject to execution of the Release could be made in more than one taxable year, payment shall be made in the later taxable year.

4.5 Exclusive Severance Benefits. The making of the payments and the provision of the benefits by the Company to the Executive under Section 4.1(a), Section 4.2(a) or Section 4.2(b) shall constitute the entire obligation of the Company to the Executive as a result of the termination of his employment under the circumstances set forth in such Sections, and the Executive shall not be entitled to additional payments or benefits under any other plan, program, policy, practice, contract or agreement of the Company or its subsidiaries.

4.6 Mitigation. The Executive shall not be required to mitigate the amount of any payment or benefits provided for in Section 4.1(a), Section 4.2(a) or Section 4.2(b) by seeking other employment or otherwise. Further, except as provided in Section 4.1(a)(iii), Section 4.2(a)(iii) or Section 4.2(b)(iii), the amount of any payment or benefits provided for in Section 4.1(a), Section 4.2(a) or Section 4.2(b) shall not be reduced by any compensation earned or benefits received by the Executive as a result of employment by another employer.

4.7 Section 409A. Subject to this Section 4.7, any severance payments or benefits under this Agreement shall begin only upon the date of the Executive’s “separation from service” (as determined below), which occurs on or after the date of the Executive’s termination. The following rules shall apply with respect to distribution of the payments and benefits, if any, to be provided to the Executive under Sections 4.1 or 4.2, as applicable:

(a) It is intended that each installment of the payments and benefits provided under Sections 4.1 and 4.2 shall be treated as a separate “payment” for purposes of Section 409A of the U.S. Internal Revenue Code of 1986, as amended, and the guidance issued thereunder (“Section 409A”). Neither the Company nor the Executive shall have the right to accelerate or defer the delivery of any such payments or benefits except to the extent specifically permitted or required by Section 409A;

(b) If, as of the date of the “separation from service” of the Executive from the Company (within the meaning of Section 4.7(d) below), the Executive is not a “specified employee” (within the meaning of Section 409A), then each installment of the payments and benefits shall be made on the dates and terms set forth in Sections 4.1 or 4.2, as applicable; and

(c) If, as of the date of the separation from service of the Executive from the Company, the Executive is a specified employee, then:

(i) Each installment of the payments and benefits due under Sections 4.1 or 4.2 that, in accordance with the dates and terms set forth herein, will in all circumstances, regardless of when the separation from service occurs, be paid within the short-term deferral period (as defined under Section 409A) shall be treated as a short-term deferral within the meaning of Treasury Regulation Section 1.409A-1(b)(4) to the maximum extent permissible under Section 409A; and

(ii) Each installment of the payments and benefits due under Sections 4.1 or 4.2 that is not described in Section 4.7(c)(i), above, and that would, absent this subsection, be paid within the six-month period following the separation from service of the Executive from the Company shall not be paid until the date that is six months and one day after such separation from service (or, if earlier, the Executive’s death), with any such installments that are required to be delayed being accumulated during the six-month period and paid in a lump sum on the date that is six months and one day following the Executive’s separation from service and any subsequent installments, if any, being paid in accordance with the dates and terms set forth herein; provided, however, that the preceding provisions of this sentence shall not apply to any installment of payments and benefits if and to the maximum extent that that such installment is deemed to be paid under a separation pay plan that does not provide for a deferral of compensation by reason of the application of Treasury Regulation 1.409A-1(b)(9)(iii) (relating to separation pay upon an involuntary separation from service). Any installments that qualify for the exception under Treasury Regulation Section 1.409A-1(b)(9)(iii) must be paid no later than the last day of the Executive’s second taxable year following his taxable year in which the separation from service occurs.

(d) The determination of whether and when a separation from service from the Company has occurred shall be made and in a manner consistent with and based on the presumptions set forth in, Treasury Regulation Section 1.409A-1(h). Solely for purposes of this Section 4.7(d), “Company” shall include all persons with whom the Company would be considered a single employer as determined under Treasury Regulation Section 1.409A-1(h)(3).

(e) All reimbursements and in-kind benefits provided under the Agreement shall be made or provided in accordance with the requirements of Section 409A to the extent that such reimbursements or in-kind benefits are subject to Section 409A, including, where applicable, the requirement that (i) any reimbursement is for expenses incurred during the Executive’s lifetime (or during a shorter period of time specified in this Agreement), (ii) the amount of expenses eligible for reimbursement during a calendar year may not affect the expenses eligible for reimbursement in any other calendar year, (iii) the reimbursement of an eligible expense will be made on or before the last day of the calendar year following the year in which the expense is incurred and (iv) the right to reimbursement is not subject to set off or liquidation or exchange for any other benefit.

(f) The Company makes no representation or warranty and shall have no liability to the Executive or any other person if any provisions of this Agreement are determined to constitute deferred compensation subject to Section 409A and do not satisfy an exemption from, or the conditions of, Section 409A.

5. Additional Post-Employment Obligations. In consideration of the making of the payments and the provision of the benefits by the Company to the Executive under Section 4.1(a), Section 4.2(a) or Section 4.2(b), the Executive agrees to abide by the following post-employment obligations.

5.1 Noncompetition. For the period commencing on the Date of Termination and ending twelve (12) months from the Date of Termination (the “Restricted Period”), and subject to the limitations set forth in this Section 5, the Executive agrees that he shall not, directly or indirectly, either individually or as an employee, agent, partner, shareholder, owner, trustee, beneficiary, co-venturer, distributor, consultant or in any other capacity or through any affiliate, family member or otherwise, anywhere in the United States of America, China or Austria, participate in, provide assistance to, or have a financial or other interest in any Competing Enterprise (defined in Section 5.3 below). The ownership of less than a one percent (1%) interest in a Competing Enterprise whose shares are traded on a recognized stock exchange or traded on the over-the-counter market shall not be deemed to constitute a financial interest by the Executive in a Competing Enterprise. Notwithstanding the foregoing, the Executive may be employed by a Competing Enterprise provided that the Executive’s employment is limited solely to work in connection with Superconductor-Based Products (defined in Section 5.3 below) which utilize (or are planned to utilize) the Company’s HTS tapes.

5.2 Non-solicitation. (a) The Executive agrees that during the Restricted Period he will not:

(a) contact for the purpose of soliciting, solicit or service any customers or prospective customer of the Company that were solicited or served on behalf of the Company during the Executives employment (hereafter “Active Customers”);

(b) directly or indirectly request or advise Active Customers or suppliers, vendors or other business contacts of the Company who currently have, or have had, business relationships with the Company during the Executives employment, to withdraw, curtail or cancel any of their business or relations with the Company; and

(c) directly or indirectly solicit or hire, or attempt to solicit, or hire any person who is, or within the six (6) month period immediately preceding the date of any such solicitation or hiring, was an employee or contractor of the Company.

5.3 The following terms shall have the following respective meanings

a. “Competing Enterprise” shall mean any business or organization engaged, directly or indirectly, in the design, development, ownership, manufacture, sourcing, licensing, sale, operation or provision of power electronics or Superconductor-Based Products or Superconductor-Based Services, including, but not limited to, any actual or planned business or activity as conducted or planned to be conducted during the term of the Executive’s employment with the Company.

b. “Superconductor-Based Products” mean products which themselves are high temperature superconductor (“HTS”) tapes or contain HTS tapes (e.g. HTS cables, HTS motors/generators), and exclude subsystems such as refrigeration systems which do not themselves contain HTS tapes.

c. “Superconductor-Based Services” mean services directly related to Superconductor-Based Products.

5.4 The Executive agrees that any breach of the terms of this Section 5 would result in irreparable injury and damage the Company for which the Company would have no adequate remedy at law. The Executive therefore also agrees that in the event of any such breach or any threat of breach, in addition to any other remedies available at law or in equity, the Company shall be entitled to seek immediate injunctive relief, without having to post a bond or other security, and to recover all costs and expenses incurred by the Company, including reasonable attorneys’ fees and costs, in the event that the Company prevails in connection with such action. The terms of this Section 5 shall not prevent the Company from pursuing any other available remedies for any breach or threatened breach hereof, including but not limited to, the recovery of damages from the Executive. The Executive further agrees that the covenants set forth in this Section 5 are reasonable and valid, and the Executive waives all defenses to the strict enforcement thereof

6. Consent to Jurisdiction. The Executive irrevocably and unconditionally (i) agrees that any legal proceeding arising out of or in connection with this Agreement or the Release shall be brought in the United States District Court for the District of Massachusetts, or if such court does not have jurisdiction or will not accept jurisdiction, in any court of general jurisdiction in Boston, Massachusetts (ii) consents to the non-exclusive jurisdiction of such court in any such proceeding, (iii) waives any objection to the laying of venue of any such proceeding in any such court. The Executive also irrevocably and unconditionally consents to the service of any process, pleadings, notices or other papers in connection with any such proceeding.

7. WAIVER OF JURY TRIAL.

7.1 WAIVER. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY THAT MAY ARISE UNDER THIS AGREEMENTOR THE RELEASE, IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT THAT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT, THE RELEASE OR THE EMPLOYMENT RELATIONSHIP CONTEMPLATED HEREBY.

7.2 CERTIFICATION. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF THE OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (B) SUCH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVER, (C) SUCH PARTY MAKES SUCH WAIVER VOLUNTARILY AND (D) SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVER AND CERTIFICATIONS IN THIS SUBSECTION 7.2.

8. Miscellaneous.

8.1 Successors. This Agreement shall be binding upon the Company and its successors and assigns. This Agreement shall inure to the benefit of and be enforceable by the Executive’s personal or legal representatives, executors, administrators, successors, heirs, distributees, devisees and legatees. If the Executive should die while any amount would still be payable to the Executive or his family hereunder if the Executive had continued to live, all such amounts, unless otherwise provided herein, shall be paid in accordance with the terms of this Agreement to the executors, personal representatives or administrators of the Executive’s estate.

8.2 Notice. All notices, instructions and other communications given hereunder or in connection herewith shall be in writing. Any such notice, instruction or communication shall be sent either (i) by registered or certified mail, return receipt requested, postage prepaid, or (ii) prepaid via a reputable nationwide overnight courier service, in each case addressed to the Company, at 64 Jackson Road, Devens, Massachusetts 01434, and to the Executive at the Executive’s address indicated on the signature page of this Agreement (or to such other address as either the Company or the Executive may have furnished to the other in writing in accordance herewith). Any such notice, instruction or communication shall be deemed to have been delivered five business days after it is sent by registered or certified mail, return receipt requested, postage prepaid, or one business day after it is sent via a reputable nationwide overnight courier service. Either party may give any notice, instruction or other communication hereunder using any other means, but no such notice, instruction or other communication shall be deemed to have been duly delivered unless and until it actually is received by the party for whom it is intended.

8.3 Employment by Subsidiary. For purposes of this Agreement, the Executive’s employment with the Company shall not be deemed to have terminated solely as a result of the Executive continuing to be employed by a wholly-owned subsidiary of the Company.

8.4 Severability. The invalidity or unenforceability of any provision of this Agreement shall not affect the validity or enforceability of any other provision of this Agreement, which shall remain in full force and effect.

8.5 Governing Law. The validity, interpretation, construction and performance of this Agreement shall be governed by the internal laws of the Commonwealth of Massachusetts, without regard to conflicts of law principles.

8.6 Waivers. No waiver by the Executive at any time of any breach of, or compliance with, any provision of this Agreement to be performed by the Company shall be deemed a waiver of that or any other provision at any subsequent time.

8.7 Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed to be an original but both of which together shall constitute one and the same instrument.

8.8 Tax Withholding. Any payments provided for hereunder shall be paid net of any applicable tax withholding required under federal, state or local law.

8.9 Entire Agreement. This Agreement, together with the Release, set forth the entire agreement of the parties hereto in respect of the subject matter contained herein and supersedes all prior agreements, promises, covenants, arrangements, communications, representations or warranties, whether oral or written, by any officer, employee or representative of any party hereto in respect of the subject matter contained herein. Without limiting the generality of the preceding sentence, this Agreement shall replace and supersede in its entirety the Prior Agreement, which shall have no further force or effect. Notwithstanding the foregoing, the provisions of any stock option or other equity agreements between the Company and the Executive (including any terms thereof relating to acceleration of vesting) shall not be superseded by or modified by the terms of this Agreement.

8.10 Amendments. This Agreement may be amended or modified only by a written instrument executed by both the Company and the Executive.

8.11 Executive’s Acknowledgements. The Executive acknowledges that he: (a) has read this Agreement; (b) has been represented in the preparation, negotiation, and execution of this Agreement by legal counsel of the Executive’s own choice or has voluntarily declined to seek such counsel; (c) understands the terms and consequences of this Agreement; and (d) understands that the law firm of Morgan Lewis & Bockius LLP is acting as counsel to the Company in connection with the transactions contemplated by this Agreement, and is not acting as counsel for the Executive.

IN WITNESS WHEREOF, the parties hereto have executed this Amended and Restated Executive Severance Agreement as of the day and year first set forth above.

AMERICAN SUPERCONDUCTOR CORPORATION

Signature:	/s/ Daniel P. McGahn
Print name:	Daniel P. McGahn
Title:	Chief Executive Officer

EXECUTIVE

Signature:	/s/ James F. Maguire
Print name:	James F. Maguire

Address:

c/o American Superconductor Corporation 64 Jackson Road Devens, MA 01434-4020

Exhibit A

RELEASE

In consideration of the payment to me of the severance benefits pursuant to Section 4.1(a), 4.2(a) or 4.2(b) of my Amended and Restated Executive Severance Agreement with American Superconductor Corporation (the “Company”) dated September 20, 2013 (the “Agreement”) and subject to the requirements of Section 4.7 of the Agreement, I hereby acknowledge and agree as follows:

1. The Company has advised that I have twenty-one (21) days/forty-five (45) days to consider this Release and whether to sign it. I have been advised and agree that any changes to this Release, whether material or immaterial, do not restart the running of my consideration period. The Company has advised me that I may revoke my acceptance within seven (7) days of signing. Delivery by ordinary mail will effectively revoke my assent to this Release if it is postmarked no later than seven days after I sign this Release. If this Release is in connection with a group layoff, I have been provided a description of (i) any class, unit or group of individuals covered by a separation program, although my severance is governed by the Agreement; (ii) the eligibility factors for the program; (iii) the applicable time limits regarding the program; and (iv) the job title and ages of all individuals eligible or selected for the program, and the ages of all individuals in the same job classification who were not eligible or who were not selected for the program.

2. In consideration of the actions and payments described in the Agreement, which I would not otherwise be entitled to receive, I, on behalf of myself and my representatives, agents, estate, heirs, successors and assigns, hereby irrevocably and unconditionally release, remise and discharge the Company, its officers, directors, stockholders, affiliates (within the meaning of the Securities Act of 1933), plan administrators, insurers, fiduciaries, attorneys, agents and employees, and their respective predecessors, successors and assigns (collectively, the “Company Releasees”), from any and all actions or causes of action, suits, claims, complaints, liabilities, contracts, torts, debts, damages, controversies, rights and demands, and expenses (including attorneys’ fees and costs), whether existing or contingent, known or unknown, of every kind and nature that I now have or ever had against any or all of the Company Releases, from the beginning of time until the date of execution of this Release, including but not limited to all claims arising out of my employment, or the termination of my employment, with the Company, including, but not limited to, all employment discrimination claims under the Age Discrimination in Employment Act, 29 U.S.C. §621 et seq., Title VII of the Civil Rights Act of 1964, 42 U.S.C. § 2000e et seq., the Americans With Disabilities Act of 1990, 42 U.S.C. § 12101 et seq., the Genetic Nondiscrimination Act of 2008, 42 U.S.C. § 2000ff et seq., the Family and Medical Leave Act, 29 U.S.C. § 2601 et seq., the Worker Adjustment and Retraining Notification Act (“WARN”), 29 U.S.C. § 2101 et seq., the Rehabilitation Act of 1973, 29 U.S.C. § 701 et seq., Executive Order 11246, Executive Order 11141, the Massachusetts Fair Employment Practices Act, M.G.L. c.151B, § 1 et seq., the Massachusetts Civil Rights Act, M.G.L. c.12, §§ 11H and 11I, the Massachusetts Equal Rights Act, M.G.L. c.93, § 102 and M.G.L. c.214, § 1C, the Massachusetts Labor and Industries Act, M.G.L. c.149, § 1 et seq., and the Massachusetts Privacy Act, M.G.L. c.214, § 1B, the Massachusetts Maternity Leave Act, M.G.L. c.149, § 105D, and the Massachusetts Small Necessities Leave Act, M.G.L. c.149,

§105D, all as amended, and all claims arising out of the Fair Credit Reporting Act, 15 U.S.C. § 1681 et seq. and the Employee Retirement Income Security Act of 1974 (“ERISA”), 29 U.S.C. § 1001 et seq., all as amended; and all claims to any non-vested ownership interest in the Company, contractual or otherwise, including, but not limited to, claims to stock or stock options. Notwithstanding the foregoing, (a) nothing in this Release prevents me from filing, cooperating with, or participating in any proceeding before the EEOC or a state Fair Employment Practices Agency (except that I acknowledge that I may not recover any monetary benefits in connection with any such claim, charge or proceeding), (b) this Release does not extend to any rights I have that arise after the date hereof under the Agreement, (c) this Release does not extend to any rights I may have to indemnification as an officer or director of the Company under the provisions of the Company’s By-laws or applicable law, and (d) any claim or right I may have under COBRA.

3. Continuing Obligations – I acknowledge and reaffirm my obligation to keep confidential and not to disclose any and all non-public information concerning the Company that I acquired during the course of your employment with the Company, including, but not limited to, any non-public information concerning the Company’s business affairs, business prospects, and financial condition. I further acknowledge and reaffirm my obligations set forth in the Non-Disclosure Agreement I executed for the benefit of the Company which remain in full force and effect.

4. Non-Disparagement – I understand and agree that, as a condition for payment to me of the severance benefits described in the Agreement, I shall not make any false, disparaging or derogatory statements to any person or entity, including any media outlet, regarding the Company or any of its directors, officers, employees, agents or representatives or about the Company’s business affairs or financial condition.

5. Violation of Law or Company Policy – I hereby agree, promise and covenant that during my employment with the Company, to the best of my knowledge I did not violate any federal, state or local law, statute or regulation while acting within the scope of my employment with the Company, nor did I violate any material policy of the Company while acting within the scope of my employment with the Company. I acknowledge and understand that if the Company should discover any such violation after my execution of this Release and my separation from employment with the Company, it will be considered a material breach of the Agreement and this Release, and all of the Company’s obligations to me under the Agreement will become immediately null and void.

6. Continued Assistance – I agree that after the Date of Termination I will provide all reasonable cooperation to the Company, including but not limited to, assisting the Company in transitioning my job duties, assisting the Company in defending against and/or prosecuting any litigation or threatened litigation, and performing any other tasks as reasonably requested by the Company.

7. Cooperation – To the extent permitted by law, I agree to cooperate fully with the Company in the defense or prosecution of any claims or actions which already have been brought, are currently pending, or which may be brought in the future against or on behalf of the Company, whether before a state or federal court, any state or federal government agency, or a mediator or arbitrator. My full cooperation in connection with such claims or actions shall include, but not be limited to, being available to meet with counsel to prepare its claims or defenses, to prepare for trial or discovery or an administrative hearing or a mediation or arbitration and to act as a witness when requested by the Company at reasonable times designated by the Company. For your cooperation, the Company agrees to reimburse you for reasonably necessary and documented travel, food, and lodging expenses. I agree that I will notify the Company promptly in the event that you are served with a subpoena or in the event that you are asked to provide a third party with information concerning any actual or potential complaint or claim against the Company.

8. Return of Company Property – I confirm that I have returned to the Company all keys, files, records (and copies thereof), equipment (including, but not limited to, computer hardware, software and printers, wireless handheld devices, cellular phones, pagers, etc.), Company identification, and any other Company-owned property in my possession or control and have left intact all electronic Company documents, including but not limited to those that I developed or helped to develop during my employment. I further confirm that I have cancelled all accounts for my benefit, if any, in the Company’s name, including but not limited to, credit cards, telephone charge cards, cellular phone and/or pager accounts, and computer accounts.

9. Business Expenses and Final Compensation – I acknowledge that I have been reimbursed by the Company for all business expenses incurred in conjunction with the performance of my employment and that no other reimbursements are owed to me. I further acknowledge that I have received payment in full for all services rendered in conjunction with my employment by the Company, including payment for all wages, bonuses, and accrued, unused vacation time, and that no other compensation is owed to you except as provided herein.

10. Every provision of the Agreement and this Release is material. I agree that if I violate any provision of the Agreement or this Release, all of the Company’s obligations to me under the Agreement will immediately become null and void. The foregoing is in addition to all other remedies available to the Company as a result of a breach of the Agreement or this Release by me.

11. Amendment and Waiver – This Release shall be binding upon the parties and may not be modified in any manner, except by an instrument in writing of concurrent or subsequent date signed by duly authorized representatives of the parties hereto. This Release is binding upon and shall inure to the benefit of the parties and their respective agents, assigns, heirs, executors, successors and administrators. No delay or omission by the Company in exercising any right under this Release shall operate as a waiver of that or any other right. A waiver or consent given by the Company on any one occasion shall be effective only in that instance and shall not be construed as a bar to or waiver of any right on any other occasion.

12. Validity – Should any provision of this Release be declared or be determined by any court of competent jurisdiction to be illegal or invalid, the validity of the remaining parts, terms or provisions shall not be affected thereby and said illegal or invalid part, term or provision shall be deemed not to be a part of this Release.

13. This Release shall not become effective and in force until eight days after I sign, provided I have not timely revoked my acceptance.

14. Tax Acknowledgement – In connection with the severance benefits provided to me pursuant to the Agreement and this Release, the Company shall withhold and remit to the tax authorities the amounts required under applicable law, and I shall be responsible for all applicable taxes with respect to such severance benefits under applicable law. I acknowledge that I am not relying upon the advice or representation of the Company with respect to the tax treatment of any of the severance benefits set forth in the Agreement or this Release.

Name:

Signature:

Date of execution:

21